787 Seventh Avenue

New York, N.Y. 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

July 30, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 937

Dear Ms. Cole:

This letter responds to your comments with respect to the registration statement of the Trust to register shares of the funds below (each a “Fund” and collectively the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “Investment Company Act”). The Trust would like to highlight for the Staff that each Fund has changed its name. The original name of each Fund and its new name are reflected in the table below.

Original Name	New Name
iShares Australian Dollar Cash Rate Fund	iShares Australian Dollar ETF
iShares British Pound Cash Rate Fund	iShares British Pound ETF
iShares Canadian Dollar Cash Rate Fund	iShares Canadian Dollar ETF
iShares Chinese Offshore Renminbi Cash Rate Fund	iShares Chinese Offshore Renminbi ETF
iShares Euro Cash Rate Fund	iShares Euro ETF
iShares Japanese Yen Cash Rate Fund	iShares Japanese Yen ETF
iShares Mexican Peso Cash Rate Fund	iShares Mexican Peso ETF
iShares New Zealand Dollar Cash Rate Fund	iShares New Zealand Dollar ETF
iShares Norwegian Krone Cash Rate Fund	iShares Norwegian Krone ETF
iShares Singapore Dollar Cash Rate Fund	iShares Singapore Dollar ETF
iShares Swedish Krona Cash Rate Fund	iShares Swedish Krona ETF
iShares Swiss Franc Cash Rate Fund	iShares Swiss Franc ETF
iShares Thai Offshore Baht Cash Rate Fund	iShares Thai Offshore Baht ETF
iShares Turkish Lira Cash Rate Fund	iShares Turkish Lira ETF

The comments were provided in telephone conversations on September 27, 2012 and November 19, 2012. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment No. 1: For purposes of Section 35(d) of the Investment Company Act and Rule 35d-1 thereunder (the “Names Rule”), the Staff views each Fund’s name as implying investment in the currency of the jurisdiction indicated (e.g., “iShares Australian Dollar Cash Rate Fund” implies that the Fund will invest its assets in Australian dollars). Will a Fund’s investment in spot currency contracts be counted toward the requirement that at least 80% of the Fund’s assets be invested in investments suggested by its name? If so, please explain why currency contracts may be used to satisfy the 80% test under the Names Rule.

Response: The Trust intends to count its investment in spot foreign exchange contracts (“FX Contracts”) when determining its compliance with Rule 35d-1. The Trust respectfully submits that investments in FX Contracts are an appropriate means to invest in a foreign currency in order to satisfy the 80% test as contemplated by the Names Rule. The FX Contracts are contracts to purchase a Fund’s base currency (i.e., the currency indicated by its name), in exchange for U.S. dollars. Accordingly, by purchasing an FX Contract, a Fund gains investment exposure to the underlying currency. As disclosed in the Prospectus, the purchase of an FX Contract also provides a Fund with a yield equal to the difference between the overnight rate for the foreign currency and the overnight interest rate for the U.S. dollar. As a result, the purchase of an FX Contract is also an efficient means to gain a portion of the currency’s yield (with the remaining portion achieved through investment in short term debt securities).

As the SEC has made clear, compliance with the Names Rule’s 80% requirement may be achieved through the use of investments other than those directly stated in a fund’s name. See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001). Note 13 of the release states (emphasis added):

The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities. Proposed rule 35d-1(a)(2). We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.

Each Fund’s decision to invest in FX Contracts reflects a determination that it is more efficient and cost effective to acquire the underlying foreign currency, and generate its overnight yield, through such contracts. The Trust therefore submits that the use of FX Contracts in this context is entirely consistent with the Funds’ investment policies and with each Fund’s name.

Comment No. 2: Please explain why the use of the term “Cash” in the name of each Fund is appropriate under the Names Rule if the Funds’ assets will be held primarily in spot currency contracts.

Response: As noted above, each Fund has modified its name to delete the phrase “Cash Rate.” As a result, each Fund’s name now more precisely describes its particular currency exposure by including only the specific name of the currency in the name of the Fund.

Comment No. 3: Each Fund discloses that it will invest in United States dollar denominated short term securities of varying maturities. Please explain to us how, and why, each Fund achieves the overnight yield of a foreign currency using U.S. money market instruments.

Response: As disclosed in the prospectus, each Fund seeks to produce a daily return that reflects the increase or decrease in the exchange rate of the foreign currency identified in the Fund’s name (the “FX Base Currency”) against the United States dollar and the yield of the FX Base Currency, minus the Fund’s fees and expenses. In order to pursue this objective, each Fund normally invests substantially all of its assets in short-term securities denominated in United States dollars and FX Contracts to purchase the FX Base Currency against delivery of the United States dollar. The FX Contracts are also expected to yield the difference between the overnight rate for the FX Base Currency and the overnight interest rate for the U.S. dollar. Combining the U.S. dollar short term interest rate (which the Fund receives by holding U.S. dollar short term securities) and the yield produced by the FX Contracts is intended to produce the short-term rate of interest of a Fund’s FX Base Currency.

Comment No. 4: In the Table of Contents, please add “Cash Rate” in the name of the Canadian Dollar Fund.

Response: As noted above, each Fund has modified its name to delete the phrase “Cash Rate.” .

Comment No. 5: In the Fees and Expenses section, please remove or place in a footnote the last two sentences, which read: “‘Acquired Fund Fees and Expenses’ reflect the Fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. As the Fund has not commenced operations prior to the date of this prospectus (the “Prospectus”), Acquired Fund Fees and Expenses are based on an estimate of the Fund’s allocation to other investment companies during the current fiscal year.”

Response: The Staff has previously informed the Trust that the disclosure in its present form could be placed in the text, rather than a footnote. Other iShares funds included this language in their prospectuses in the text before the fee table as a result of these discussions with the Staff. In order to maintain consistency of disclosure among various iShares funds, the Trust respectfully declines to move the referenced disclosure to a footnote.

Comment No. 6: In the second paragraph in the Principal Investment Strategies section, the second sentence refers to a Fund’s investment in “high quality” debt obligations while the fourth sentence in that section refers to investments in “investment grade” debt obligations. The Staff views the term “high quality” as applying to debt obligations rated in one of the two highest rating categories used by a nationally recognized statistical rating organization. The term “investment grade” can include ratings below the two highest levels. Please revise these statements to be consistent.

Response: The Trust has revised the Principal Investment Strategies section and other sections of the registration statement, as appropriate, to remove references to “high quality” debt obligations and replace them with references to “investment grade” debt.

Comment No. 7: Please do not characterize investment in the Funds as money market investments.

Response: The Trust respectfully submits that it does not intend to characterize investment in the Funds as money market investments. In order to emphasize the fact that the Funds are not money market funds, the Trust added a risk factor to the Principal Risks section that specifies that an investment in each Fund is not akin to an investment in a money market fund and outlines certain related risks. In addition, the Trust added a statement in the Prospectus of each Fund stating that the Fund is not a money market fund and does not seek to maintain a stable net asset value of $1.00 per share.

Comment No. 8: In the Principal Risks section, please consider adding a spot foreign exchange currency contract risk, a variable rate demand notes risk and a tax risk associated with potentially high turnover of each Fund’s investments.

Response: The Trust respectfully submits that risks associated with investing in FX Contracts are currently addressed by the inclusion of various separate risk factors, including “Counterparty Risk,” “Currency Risk” and “Interest Rate Risk.” With respect to variable rate demand notes risk, the Trust respectfully submits that a separate principal risk is unnecessary at this time because variable rate demand notes currently are expected to represent a small portion of each Fund’s investment strategy and do not constitute a principal risk. Additionally, the Trust directs the Staff’s attention to the Statement of Additional Information which currently includes a discussion of variable rate demand obligations. The Trust has revised the Prospectus for each Fund to include a discussion of the risks, including tax risk, of high portfolio turnover.

Comment No. 9: Please revise the first sentence of the second paragraph under the Investment Strategies and Risks section for each Fund to note that each Fund will seek to replicate the daily return of a specific currency “after fees and expenses.”

Response: The Trust has revised the Principal Investment Strategies section accordingly.

Comment No. 10: Please confirm to the Staff that the maximum additional charge for redemption orders will not exceed 2%.

Response: The Trust confirms that the variable transaction fee and the standard transaction fee for each Fund will not amount to more than 2% of the amount being redeemed.

Comment No. 11: Each Fund has adopted a fundamental policy not to purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of a Fund’s investments in that industry would equal or exceed 25% of the current value of a Fund’s total assets. Each Fund then discloses certain categories of investments to which this policy will not apply. Please explain how the exceptions for the following types of investments is consistent with Guide 19 to Form N-1A: (1) FX base currency, (2) short term debt of a country; (3) certificates of deposit and bankers’ acceptances, and (4) securities of foreign governments.

Response:

Please note that the Trust has revised the fundamental policy language and it now reads, in relevant part:

Under these fundamental investment restrictions, the Funds may not:

(1) Concentrate its investments in a particular industry, as that term is used in the Investment Company Act.

Notations Regarding the Fund’s Fundamental Investment Restrictions

The following notations are not considered to be part of the Fund’s fundamental investment restrictions and are subject to change without shareholder approval.

With respect to the fundamental policy relating to concentration set forth in (1) above, the Investment Company Act does not define what constitutes “concentration” in an industry. The Commission staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The policy in (1) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Each foreign government will be considered to be a member of a separate industry. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Fund management. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries. This fundamental policy does not limit a Fund’s: (i) investments in its FX Base Currency, (ii) investments in securities of other investment companies, (iii) investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, certificates of deposit, and bankers’ acceptances (iv) investments in repurchase agreements collateralized by U.S. government securities or (v) investments in municipal securities. For purposes of this investment restriction, financial services companies will be divided according to their business attributes and will not be considered a single industry for purposes of this policy. The Fund interprets the exception for “certificates of deposit, and bankers’ acceptances” in this policy to include other similar obligations of domestic banks and interprets this exception to apply to certificates of deposit and other similar obligations of U.S. branches of foreign banks. For purposes of the industry concentration policy, currency positions are not considered to be an investment in a foreign government.

Following the above revisions to the concentration policies of the Funds, only the exceptions for investments in FX Base Currencies and certificates of deposit and bankers’ acceptances remain from the Staff’s comment. In respect of these exceptions, the Trust notes that in former Guide 19 (rescinded when Form N-1A was amended in 1998) the Staff reiterated its definition of concentration as investment of more than 25% of the value of a fund’s assets in any one industry but permitted registrants to make their own “reasonable” determinations about what is, and is not, an “industry.”

The Trust believes its decision to not treat FX Base Currencies and certificates of deposits and bankers’ acceptances as part of any industry is a reasonable one. A commonly accepted definition of the term “industry” is an aggregation of companies which produce similar products or services (e.g., the computer industry or the healthcare industry). Each of the aforementioned, by contrast, is a type of financial instrument. FX Base Currencies, for example, are the currencies of the jurisdictions referenced in each Fund’s name. Similarly, both certificates of deposit and bankers’ acceptances are commonly viewed as cash equivalents. The Trust is not aware of any widely recognized industry classification scheme that defines these instruments as part of a specific “industry” and believes that including a currency or a currency (i.e., cash) equivalent in the definition of “industry” would not be appropriate in the context of the Funds.

Comment No. 12: Please confirm whether each Fund can hold more than 15% of its assets in illiquid securities.

Response: The Trust confirms that each Fund will not hold more than 15% of its net assets in illiquid securities.

Comment No. 13: In the Subscription Orders section, the disclosure states that orders for each Fund must be submitted prior to 4:00 p.m., except that orders for the purchase of shares of the New Zealand Dollar Cash Rate Fund must be submitted prior to 12:30 p.m. Please explain why orders for the shares of the New Zealand Dollar Cash Rate Fund must be submitted by 12:30 p.m. in order to receive that day’s NAV. Additionally, please disclose when the NAV will be calculated for each Fund.

Response: The Trust has revised the relevant disclosure regarding the order cut-off time and NAV calculation time for the New Zealand Dollar ETF to reflect a nuance in the foreign exchange market that only affects New Zealand. The New Zealand dollar trading day changes at 7:00 a.m. New Zealand time Tuesday through Friday (i.e., Monday through Thursday, Eastern Time (“E.T.”)); Friday’s trading day for the New Zealand dollar lasts through 5:00 p.m., E.T. This is unique to this currency; the market convention for other currencies is to change the trading day at 5:00 p.m., E.T. This means that the local time of the value date roll-over of a foreign exchange currency contract referencing New Zealand dollars varies throughout the year, depending on daylight savings time conventions. Consequently, the order cut-off time and NAV calculation time for the New Zealand Dollar ETF will both be tied to the value date roll-over in New Zealand, i.e., 7:00 a.m. New Zealand time Tuesday through Friday (which is 1:00 p.m., 2:00 p.m. or 3:00 p.m. Monday through Thursday, E.T., depending on daylight savings time) and 8 a.m., 9 a.m. or 10 a.m. New Zealand time on Saturday, depending on daylight savings time (which is Friday 4:00 p.m., E.T.).

Supplemental Comments received on November 19, 2012

Comment No. 1: Please identify the exemptive order under which the Funds will operate. Please discuss why the proposed investment operations of the Funds are consistent with the representations made in the application for the order.

Response: The Trust intends to rely on an exemptive order permitting the operation of an actively managed exchange traded fund that was obtained by the Trust, BlackRock Fund Advisors (“BFA”) and SEI Investments Distribution Co., on January 24, 2011. The operation of the Funds will be consistent with the conditions of the exemptive order.

Comment No. 2: Please discuss whether the FX Contracts would be considered “swaps” under applicable Commodity Futures Trading Commission (“CFTC”) rules, and thus whether the Fund should be considered a commodity pool and BlackRock Fund Advisors considered a commodity pool operator with respect to the Funds.

Response: BFA believes that the transactions evidenced by the FX Contracts (the “Transactions”) are properly characterized as “spot” foreign exchange transactions under applicable CFTC rules. BFA understands, however, that certain of the anticipated counterparties to the FX Contracts may characterize the Transactions as foreign exchange forward transactions for certain purposes under the Commodities Exchange Act (“CEA”) – e.g., the swap reporting rules, swap trading documentation rules – out of an abundance of caution. In any event, regardless of whether the Transactions are characterized as foreign exchange forward transactions or spot foreign exchange transactions, the Transactions would still be exempt from the definition of “swap” under the CEA either pursuant to the determination issued by the Department of Treasury on November 16, 2012 or by being excluded from the definition. As such, the Funds should not be a commodity pool as a result of engaging in the Transactions and BFA should not be a commodity pool operator with respect to the Funds.

Comment No. 3: Will a Fund’s investments in FX Contracts violate CFTC rules restricting sales of commodity pools to retail investors?

Response: As discussed in the previous response, the Trust will enter into FX Contracts that it believes are outside the definition of commodity pool. To the extent a Fund engages in transactions that are subject to CFTC oversight and as a result of such transactions is deemed a “commodity pool” as defined under the CEA, each Fund will act in accordance with any applicable CFTC rules regarding sales of commodity pools to retail investors.

Comment No. 4: Please disclose, if accurate, that the Funds are not likely to generate significant amounts of long-term capital gain.

Response: The Trust has added disclosure to the Prospectus of each Fund stating that because the Fund invests primarily in spot foreign exchange contracts and short-term debt securities, it is unlikely to produce long-term capital gains.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer